FINANCIAL STATEMENTS

SIX MONTHS ENDED MARCH 31, 2006

(Expressed in Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	September 30
	2006	2005
	(unaudited)
Assets

Current assets
Cash and equivalents	$31,626,616	$21,728,789
Accounts receivable	12,418,551	6,746,378
Concentrate inventory	12,005,800	16,284,800
Supplies inventory	5,099,497	4,589,431
Prepaid expenses	845,222	1,914,214
Current portion of future income taxes	2,069,000	4,479,000
Current portion of promissory note	774,327	2,637,499
	64,839,013	58,380,111
Restricted cash	5,000,000	5,000,000
Mineral properties, plant and equipment	10,025,533	9,916,992
Assets under capital leases	19,795,000	20,794,000
Reclamation deposits	18,711,938	18,281,420
Promissory note	70,239,750	69,680,355
Future income taxes	8,944,000	8,944,000
	$197,555,234	$190,996,878

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$8,942,084	$12,580,463
Advances from related parties (note 4)	397,245	105,067
Current portion of vehicle loans	51,940	214,715
Current portion of capital lease obligation	2,156,674	2,092,334
Current portion of deferred revenue	8,847,469	14,748,000
Current portion of royalty obligation	774,327	2,637,499
Income taxes	19,645,000	19,645,000
	40,814,739	52,023,078
Vehicle loans	–	181,901
Capital lease obligation	11,951,771	12,984,805
Royalty obligation	65,292,865	66,153,298
Deferred revenue	1,312,500	1,400,000
Convertible debenture (note 3(c))	12,420,942	11,830,241
Site closure and reclamation costs	18,180,000	17,314,000
	149,972,817	161,887,323

Shareholders' equity
Share capital (note 3)	168,752,888	160,829,442
Convertible debenture – conversion right (note 3(c))	9,822,462	9,822,462
Tracking preferred shares	26,641,948	26,641,948
Contributed surplus	6,100,530	5,334,614
Deficit	(163,735,411)	(173,518,911)
	47,582,417	29,109,555
Contingency (note 5)
Subsequent event (note 6)
	$197,555,234	$190,996,878

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors
/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
		(restated -		(restated -
		note 2)		note 2)

Revenue
Copper	$31,232,211	$25,429,196	$67,380,684	$25,429,196
Molybdenum	6,278,513	2,989,803	11,401,268	2,989,803
	37,510,724	28,418,999	78,781,952	28,418,999
Cost of sales	(22,573,586)	(23,635,351)	(48,620,218)	(23,635,351)
Treatment and transportation	(6,642,980)	(3,847,703)	(12,919,882)	(3,847,703)
Amortization	(852,836)	(655,179)	(1,701,724)	(1,167,352)
Operating profit (loss)	7,441,322	280,766	15,540,128	(231,407)

Expenses (income)
Accretion of reclamation obligation	433,000	393,500	866,000	787,000
Exploration	470,840	11,694	740,469	43,741
Foreign exchange	(447,665)	(120,290)	(479,816)	(484,560)
Loss on sale of equipment	–	(17,000)	–	2,160,992
General and administration	1,471,915	573,374	2,501,882	971,081
Interest and other income	(1,545,680)	(1,233,485)	(3,172,634)	(7,670,706)
Interest expense	1,042,774	910,049	2,124,811	1,816,363
Restart project	–	(1,214,796)	–	6,346,650
Stock-based compensation	535,070	392,697	765,916	557,246
	1,960,254	(304,257)	3,346,628	4,527,807

Earnings (loss) before income taxes	5,481,068	585,023	12,193,500	(4,759,214)
Income tax expense	(4,410,000)	–	(4,410,000)	–
Future income tax recovery	2,000,000	–	2,000,000	–
Earnings (loss) for the period	$3,071,068	$585,023	$9,783,500	$(4,759,214)

Earnings (loss) per share
Earnings (loss) per common share - basic	$0.03	$0.01	$0.09	$(0.05)
Earnings (loss) per common share - diluted	$0.03	$0.01	$0.08	$(0.05)

Weighted average number of common shares outstanding
Basic	109,111,635	97,781,420	106,830,111	96,766,944
Diluted	121,363,526	114,984,977	116,425,259	96,766,944

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
Deficit, beginning of period	$(166,806,479)	$(202,152,921)	$(173,518,911)	$(196,808,684)
Earnings (loss) for the period	3,071,068	585,023	9,783,500	(4,759,214)
Deficit, end of period	$(163,735,411)	$(201,567,898)	$(163,735,411)	$(201,567,898)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
		(restated -		(restated -
		note 2)		note 2)

Operating activities
Earnings (loss) for the period	$3,071,068	$585,023	$9,783,500	$(4,759,214)
Items not involving cash
Loss (gain) on sale of equipment	–	(17,000)	–	2,160,992
Amortization and accretion	852,836	655,179	1,701,724	1,167,352
Accretion of reclamation obligation	433,000	393,500	866,000	787,000
Stock-based compensation	535,070	392,697	765,916	557,246
Future income taxes	2,410,000	–	2,410,000	–
Changes in non-cash operating working capital
Accounts receivable	(3,234,530)	(3,102,424)	(5,672,173)	(1,997,860)
Inventories	777,209	(1,227,990)	3,768,934	(11,628,395)
Prepaids	791,677	(1,183,668)	1,068,992	(1,135,407)
Accrued interest income on promissory note	(1,065,060)	(1,027,411)	(2,158,744)	(2,069,778)
Accounts payable and accrued liabilities	(1,677,588)	612,453	(3,638,379)	(4,262,773)
Deferred revenue	3,943,213	(43,750)	(5,988,031)	(87,500)
Accrued interest expense on royalty obligation	360,985	371,804	738,916	741,858
Cash provided by (used for) operating activities	7,197,880	(3,591,587)	3,646,655	(20,526,479)

Investing activities
Purchase of property, plant and equipment	(490,126)	(2,912,076)	(811,265)	(5,969,680)
Proceeds received on sale of property, plant and equipment	–	17,000	–	22,067,711
Restricted cash	–	–	–	(5,000,000)
Accrued interest income on reclamation deposits	(101,269)	(128,584)	(430,518)	(188,430)
Cash provided by (used for) investing activities	(591,395)	(3,023,660)	(1,241,783)	10,909,601

Financing activities
Principal repayments under capital lease obligation	(459,413)	(405,215)	(968,694)	(5,335,279)
Bank operating loan	–	341,995	–	(425,021)
Vehicle loans	(291,993)	190,028	(344,676)	500,070
Advances from related parties	67,152	27,120	292,178	302,601
Common shares issued for cash, net of issue costs	4,988,447	7,959,418	7,923,446	9,128,368
Accrued interest expense on convertible debenture	293,729	267,027	590,701	537,002
Cash provided by financing activities	4,597,922	8,380,373	7,492,955	4,707,741

Increase in cash and equivalents	11,204,407	1,765,126	9,897,827	(4,909,137)
Cash and equivalents, beginning of period	20,422,209	8,218,684	21,728,789	14,892,947
Cash and equivalents, end of period	$31,626,616	$9,983,810	$31,626,616	$9,983,810

Supplementary cash flow disclosures

Cash paid for:
Interest	$388,059	$89,615	$795,193	$138,909
Taxes	$84,349	$554	$–	$45,906

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2006
(Expressed in Canadian Dollars)
(Unaudited)

1.	Basis of presentation and principles of consolidation

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the change described in note 2. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the six month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2006.

2.	Change in accounting policy

Effective October 1, 2005 the Company adopted certain new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which came into effect on that date. The standard requires that convertible debentures which may be settled in cash, or by common shares of the Company at the Company's discretion, be presented as a liability. This change has been applied retroactively. The accretion charges that were previously recorded through deficit have been eliminated and are now included as interest expense. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705). For the six months ending March 31, 2006 it amounted to $590,701. This change had no effect on earnings (loss) per share.

3.	Share capital

(a)	Authorized

Authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2006
(Expressed in Canadian Dollars)
(Unaudited)

(b)	Issued and outstanding

Common shares	Number of shares	Amount
Balance, September 30, 2005	103,457,316	$160,829,442
Issued during the period
Share purchase options at $0.55 per share	610,000	335,500
Share purchase options at $1.15 per share	118,000	135,700
Share purchase options at $1.36 per share	274,300	373,048
Share purchase options at $1.40 per share	375,500	525,700
Share purchase warrants at $0.40 per share	375,000	150,000
Share purchase warrants at $0.75 per share	3,913,332	2,934,999
Share purchase warrants at $1.40 per share	1,950,000	2,730,000
Share purchase warrants at $1.66 per share	444,879	738,499
Balance, March 31, 2006	111,518,327	$168,752,888

(c)	Convertible debenture and conversion right

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17 million interest-free debenture to Boliden Westmin (Canada) Limited (“BWCL”), which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter ($4.64 per share as at September 30, 2005). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in whole from time to time, the debenture into fully paid common shares of the Company from year one to year ten, but has not requested any conversions to date.

From the commencement of the sixth year to the tenth year, the Company (which is currently in the seventh year of this debenture term) has the right to automatically convert the debenture into common shares at the then-prevailing market price. Commencing October 1, 2005, as a result of a new accounting standard which the Company adopted on that date, the estimated present value of the convertible debenture is presented as a long term liability (note 2) while the conversion right attributable to the debenture is presented in shareholders' equity.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the estimated fair value of the option to convert the debenture into common shares and (ii) the estimated fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is accreted to the face value of the convertible debenture over the life of the debenture by a charge to earnings. The continuity of the convertible debenture is as follows:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2006
(Expressed in Canadian Dollars)
(Unaudited)

	Six months ended March 31	Year ended September 30
	2006	2005
Estimated present value of convertible debenture
Beginning of period	$11,830,241	$10,754,763
Accretion for the period	590,701	1,075,478
End of period	12,420,942	11,830,241
Conversion right	9,822,462	9,822,462
Convertible debenture and conversion right	$22,243,404	$21,652,703

	March 31	September 30
	2006	2005
Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.64	$4.64
Number of common shares potentially issuable under
unexercised conversion right	3,663,793	3,663,793

4.	Related party transactions and advances

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	Six months ended March 31	Year ended September 30
Transactions	2006	2005
Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses	$1,179,149	$1,222,603
Hunter Dickinson Group Inc.

Consulting services rendered to the Company	$–	$12,800

Advances to (from)	March 31 2006	September 30 2005
Hunter Dickinson Inc.	$(397,245)	$(105,067)

5.	Contingent gain

Glencore Ltd. ("Glencore") purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract (the "Contract"). Gibraltar Mines Ltd. ("Gibraltar"), which is a wholly owned subsidiary of the Company, and Glencore have a dispute

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2006
(Expressed in Canadian Dollars)
(Unaudited)

concerning the interpretation of the Contract. Glencore asserts that the Contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the Contract does not provide for any such deduction. To March 31, 2006, Glencore has withheld approximately US$5.0 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.5 million, on the basis of its interpretation of the Contract. Of this amount, US$1.6 million was withheld during the quarter ended March 31, 2006.

The dispute is set for arbitration in London, England, in June 2006. If Gibraltar is successful in the arbitration, and there is no appeal, then Gibraltar should immediately receive the full amount that has been withheld by Glencore.

These amounts have not been accrued in the consolidated financial statements of the Company.

6.	Subsequent event

Subsequent to March 31, 2006, the Company extinguished the capital lease obligations related to certain large mining equipment, with a cash payment of approximately $15.4 million in April 2006.